FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE

September 5, 2002

MATAV-CABLE SYSTEMS MEDIA LTD.
(Translation of Registrant's Name into English)

42 Pinkas Street, North Industrial Area
Netanya 42134, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's Immediate Notice of Second Quarter Revenues dated August 20, 2002.

FOR IMMEDIATE RELEASE

Matav Reports Increase in Q2 2002 Revenues to NIS128 Million And Continued Increase in EBITDA to NIS 7.8 Million

NETANYA, Israel, August 20, 2002 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported second-quarter revenues of NIS 128.0 million (US$26.8 million), compared with NIS 118.0 million (US$24.7 million) for the previous quarter and NIS 121.0 million (US$25.3 million) for the second quarter of 2001. The increased revenues, which came despite a decrease in total subscribers, are attributed to higher sales of tiering, pay-per-view and fast Internet services, as well as to adjustments to subscriber fees.

During the second quarter of 2002, the trend of increased ARPU continued, reaching NIS 180 (monthly, including 18% value-added tax), compared with NIS 164 in the previous quarter, an increase of approximately 10 percent.

Operating expenses for the second quarter reached NIS 138.1 million (US$29.0 million) compared with NIS 129.7 million (US$27.2 million) in the previous quarter and NIS 118.7 million (US$24.9 million) for the second quarter of 2001. The increase in operating expenses is attributed mainly to higher content expenses stemming from tiering and pay-per-view revenues, and to costs associated with the provision of fast Internet services.

The gross loss for the second quarter decreased approximately 14 percent to NIS 10.1 million (US$2.1 million) from NIS 11.7 million (US$2.5 million) in the previous quarter. The gross profit for the second quarter of 2001 was NIS 2.3 million (US$0.5 million).

Second-quarter selling, marketing and G&A expenses declined approximately 16 percent to NIS 20.5 million (US$4.3 million) from NIS 24.5 million (US$5.1 million) in the previous quarter. These expenses dropped approximately 30 percent from NIS 29.4 million (US$6.2 million) in second-quarter 2001.

The second-quarter operating loss dropped to NIS 30.6 million (US$6.4 million) from NIS 36.2 million (US$7.6 million) in the previous quarter. The operating loss for the second quarter of 2001 was NIS 27.1 million (US$5.7 million).

Second-quarter EBITDA improved significantly, reaching NIS 7.8 million (US$1.6 million), compared with NIS 1.8 million (US$0.4 million) for the previous quarter and EBITDA of NIS 4.9 million (US$1.0 million) for second-quarter 2001.

In April 2002, Matav sold approximately 50 percent of its holding in Partner Communications for NIS 311 million in cash. As a result of the transaction, Matav reported a capital gain in the amount of NIS 302 million, before tax. The transaction also favorably influenced Matav's liquidity position as well as increasing shareholders' equity.

Matav reported second-quarter net income of NIS 160.7 million (US$33.7 million), or NIS 5.57 (US$1.17) per ordinary share, compared with a net loss of NIS 37.2 million (US$7.8 million), or NIS 1.29 ($0.27), for the previous quarter, and compared with a loss of NIS 42.7 million (US$9.0 million), or NIS 1.48 (US$0.31) per ordinary share, for the year-ago quarter.

The income per ADS was NIS 11.14 (US$2.34), compared with a net loss of NIS 2.58 (US$0.54) for the previous quarter and NIS 2.96 (US$0.62) for the year-ago second quarter.

At the end of second-quarter 2002, Matav had 282,000 subscribers, compared with 287,000 subscribers at the end of first-quarter 2002. The number of digital subscribers reached 140,000 to date, compared with 131,000 at the end of first-quarter 2002.

The company's fast Internet service, launched in April this year, has attracted more than 9,000 subscribers to date.

Matav CEO Amit Levin commented: "Our financial results, which improved for the second consecutive quarter, are one more indication of our successful turnaround plan and renewed growth strategy. The improvement is especially significant considering the intense competition in our industry. Divesting half our holding in Partner Communications, supported by increased EBITDA, contributed significantly to a stronger balance sheet and improved liquidity. We foresee that a continued increase in revenues along with a moderate increase in expenses will support this positive trend in future quarters. Increased penetration of tiering services along with interactive and fast Internet services will be the main contributors to our future growth.

"Regarding the merger, preparations are on track and during this quarter the cable companies started cooperating on marketing and content issues. I foresee that the completion of the merger will ensure the continuation of our momentum and future growth."

Revenues for the six-month period reached NIS 246.0 million (US$51.6 million) compared with NIS 244.3 million (US$51.2 million) for the comparable period in 2001.

Selling, marketing and G&A expenses for the six-month period declined 25 percent to NIS 44.9 million (US$9.4 million) from NIS 59.8 million (US$12.5 million) for the comparable period in 2001.

Net income for the six-month period reached NIS 123.5 million (US$25.9 million), or NIS

YOUR GREAT MOMENTS

4.28 (US$0.90) per ordinary share, compared with a net loss of NIS 116.1 (US$24.3 million), or NIS 4.03 (US$0.85) per ordinary share, for the same period in 2001. The net income per ADS for the six-month period was NIS 8.56 (US$1.80) compared with a net loss of NIS 8.06 (US$1.69) for the year-ago period.

Management will conduct a teleconference today at 11 a.m. U.S. Eastern Time. To participate, please dial +1-866-707-4990 or +1-866-457-3406 in the United States and +972-3-918-0610 internationally, several minutes prior to the start of the conference.

Matav is one of Israel's three cable television providers, serving roughly 25 percent of the population. Matav's investments include 7.5 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV - CABLE SYSTEMS MEDIA LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 2002 adjusted NIS		Convenience Translation into US$
	06/30/02 (Unaudited)	12/31/01 (Audited)	06/30/02 (Unaudited)
Assets:			
CURRENT ASSETS:			
Cash and cash equivalents	49,784	502	10,439
Short-term bank deposit	69,960		14,670
Accounts receivable:			
Trade	69,764	73,586	14,629
Associated company - current account	309	999	65
Other	6,411	15,973	1,344
Total Current Assets	196,228	91,060	41,147
INVESTMENTS AND LONG TERM RECEIVABLES:			
Investments in associated companies	18,063	21,299	3,786
Investments in other companies	25,636	25,636	5,376
Employee rights upon retirement funded, net of liability in respect thereof	36		8
Long term loans granted to employees	1,224	2,039	257
	44,959	48,974	9,427
FIXED ASSETS:			
Cost	1,985,079	1,906,112	416,246
Less - accumulated depreciation and amortization	929,828	850,032	194,973
	1,055,251	1,056,080	221,273
OTHER ASSETS AND DEFERRED CHARGES, net of accumulated amortization	9,896	8,135	2,075
	1,306,334	1,204,249	273,922

MATAV - CABLE SYSTEMS MEDIA LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

Liabilities and Shareholders' Equity	June 2001 adjusted NIS 06/30/02 (Unaudited)	June 2001 adjusted NIS 12/31/01 (Audited)	Convenience Translation into US$ 06/30/02 (Unaudited)
CURRENT LIABILITIES:			
Bank credit	481,980	536,847	101,065
Current maturities of debentures	33,773	34,247	7,082
Accounts payable and accruals:			
Trade	80,318	112,506	16,842
Associated company - current account	10,186	9,010	2,136
Other	152,609	53,613	32,000
Total Current Liabilities	758,866	746,223	159,125
LONG-TERM LIABILITIES:			
Liability from employee rights upon retirement, net of amount funded		109	
Loans and debentures (net of current maturities):			
Loans from bank and other	155,613	189,381	32,630
Debentures	133,082	134,752	27,906
Customers' deposits for converters, net of accumulated amortization	20,041	19,563	4,202
Total long-term liabilities	308,736	343,805	64,738
Total liabilities	1,067,602	1,090,028	223,863
SHAREHOLDERS' EQUITY	238,732	114,221	50,059
	1,306,334	1,204,249	273,922

MATAV - CABLE SYSTEMS MEDIA LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per ordinary share and per ADS data)

	June 2002 adjusted NIS				Convenience Translation into US$
	Three Months Ended		Six Months Ended		Three Months Ended
	06/30/02	06/30/01	06/30/02	06/30/01	06/30/02
	(Unaudited)		(Unaudited)		(Unaudited)
Revenue	126,004	121,034	246,017	244,331	26,842
Operating Expenses	136,127	118,735	267,857	236,806	28,963
Gross Profit (Loss)	(10,123)	2,299	(21,840)	7,525	(2,121)
Selling and Marketing Expenses	9,704	13,520	22,515	27,299	2,035
General and Administrative Expenses	10,751	15,904	22,425	32,536	2,254
	20,455	29,424	44,940	59,835	4,289
Operating Loss	(30,578)	(27,125)	(66,780)	(52,310)	(6,410)
Financial Expenses, net	(2,257)	(6,486)	(7,500)	(20,647)	(474)
	(32,835)	(33,611)	(74,280)	(72,957)	(6,884)
Other Income, net	300,128	603	300,020	603	62,933
Income (Loss) before taxes on income	267,293	(33,008)	225,740	(72,354)	56,049
Taxes on income	108,622	210	108,622	4	22,777
Income (loss) from operations	158,671	(33,218)	117,118	(72,358)	33,272
Share in profits (losses) of associated companies, net	2,022	(9,492)	6,413	(43,772)	424
Net Income (Loss)	160,693	(42,710)	123,531	(116,130)	33,696
Net Income (Loss) per ordinary share	5.57	(1.48)	4.28	(4.03)	1.17
Net Income (Loss) per ADS	11.14	(2.96)	8.56	(8.06)	2.34
Weighted average number of shares outstanding in thousands	28,834	28,834	28,834	28,834	28,834
Weighted average number of ADS's outstanding in thousands	14,417	14,417	14,417	14,417	14,417
Memo EBITDA	7,840	4,849	9,627	11,277	1,644

H:\Matav\Finstat\06-02\Matav\Q202tables.xls]p&l

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV-CABLE SYSTEMS MEDIA LTD.
(Registrant)

By: ______________________________
Amit Levin
Chief Executive Officer

Dated: September 5, 2002